APTORUM GROUP LIMITED

17th Floor, Guangdong Investment Tower

148 Connaught Road Central

Hong Kong

January 14, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re: Aptorum Group Ltd.

Registration Statement on Form F-3

Initially Filed January 6, 2020

File No. 333-235819

Dear Sir and Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Aptorum Group Limited hereby respectfully requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern Time on Wednesday, January 15, 2020, or as soon as thereafter practicable.

The undersigned registrant is aware of its obligations under the Act.

We thank the Staff for your review of the foregoing. If you have any further concerns, we ask that you forward them by electronic mail to our counsel, Louis Taubman at ltaubman@htflawyers.com or by telephone at (917) 512-0827.

/s/ Ian Huen
Ian Huen CEO

cc:	Louis Taubman
Hunter Taubman Fischer& Li LLC